AMD CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION
FORM X-17A-5
DECEMBER 31, 2023

PUBLIC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-65422

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: AMD Capital, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2907 W. Wilson Ave
(No. and Street)

Chicago (City) IL (State) 60625 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Daniel Weiss (Name) 847-420-6063 (Area Code – Telephone Number) (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Hochfelder & Weber, P.C.
(Name – if individual, state last, first, and middle name)

525 W. Monroe St. #1025 (Address) Chicago (City) IL (State) 60661 (Zip Code)

11/25/2003 (Date of Registration with PCAOB)(if applicable) 880 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.





OATH OR AFFIRMATION

I, Daniel Weiss, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of AMD Capital, LLC, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

ANDREA M. ALVAREZ
NOTARY
My Comm. Expires Sept. 05, 2027
HH 440345
PUBLIC
STATE OF FLORIDA

Signature: [signature]

Title: Principal

[signature]
Notary Public
Andrea M Alvarez

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

AMD Capital, LLC
Statement of Financial Condition
As of December 31, 2023

ASSETS

CURRENT ASSETS

Cash	$	42,008
Total Current Assets	$	42,008

PROPERTY AND EQUIPMENT

Office Equipment	$	103,867
Less: Accumulated Depreciation	$	(90,192)
Net Property and Equipment	$	13,675
TOTAL ASSETS	$	55,683

LIABILITIES AND MEMBERS EQUITY

CURRENT LIABILITIES

Accounts Payable	$	13,588
Accrued Expenses	$	10,193
Total Current Liabilities	$	23,781
MEMBERS EQUITY	$	31,902
TOTAL LIABILITIES AND MEMBERS EQUITY	$	55,683

The accompanying notes are an integral part of these statements.

AMD Capital, LLC
Notes to Financial Statements
December 31, 2023

1. Nature of Business

AMD Capital, LLC (The Company) is in the business of capital raising advisory services. The Company was formed March 1, 2002 and will continue operations perpetually unless terminated in accordance with the operating agreement.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements are prepared on the accrual basis of accounting.

Cash and equivalents

For the purposes of the Statement of Cash Flows, the Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

Property and Equipment

Property and Equipment are stated at cost. Depreciation is computed using the straight line method over the estimated useful lives of the related assets. The cost of repairs and maintenance is expensed as incurred. Depreciation expense was $2,464 for the year ended December 31, 2023.

Income Taxes

The Company has elected to be taxed as a partnership under the Internal Revenue Code. Under those provisions, the Company does not pay federal income taxes, instead, the limited liability members include their respective shares of the Company's income in their individual income tax returns.

The Company files income taxes in the U.S. federal jurisdiction and various state jurisdictions. The Company is no longer subject to the U.S. federal income tax examinations by tax authorities for years before 2019.

The Company has elected to remit the Illinois Pass-Through Entity tax on behalf of its partners. This election allows the company to remit the individual partners income tax liability based on their respective share of the company's

annual income. The company remitted $560,000 of Illinois Pass Through Entity tax for the 2023 tax year.

Revenue Recognition
AMD Capital will represent and market each Client Firm's services and products to large institutions, investment consultants, intermediaries, and others – for the direct purpose of increasing assets under management with the Client Firm. AMD Capital will receive a portion of the asset management fees generated as its fee. AMD Capital may also receive a retainer or fee for consulting services. Fees are not receivable until the Client Firm is successful in collecting fees for the investor.

Accounts Receivable
The Company uses the specific identification method to determine uncollectable accounts receivable. At December 31, 2023 the Company considers all accounts receivable to be collectable.

3. **Commitments**
The Company no longer leases any office space.

4. **Net Capital Requirements**
The Company is subject to the Security and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain net capital equivalent of $5,000 or 6-2/3 percent of aggregate indebtedness, whichever is greater

Net Capital and Aggregate indebtedness changes daily but at December 31, 2023, the Company has adjusted Net Capital and Net Capital requirements of $18,227and $5,000, respectively.

5. **Major Customers**
   At December 31, 2023, there were no significant accounts receivable concentrations. During 2023, two clients accounted for 62.5% and 32.8% of total revenue, respectively. No other client accounted for more than 10% of 2023 revenue.

6. **Concentration of Credit Risk**
   The Company maintains cash balances at a Chicago financial institution. The account is insured by the Federal Deposit Insurance Corporation. At December 31, 2023, the entire balance was insured.

7. **Retirement Plans**
   During 2006, the Company formed two retirement plans, a cash balance profit sharing plan and a 401(k) plan. Contributions to the cash balance profit sharing plan are based on the annual earnings of the Company's members and employees, subject to maximum earnings amount determined by the Internal Revenue Code. Contributions to the 401(k) plan include participant deferrals and a discretionary company contribution. There were contributions of $125,500 in discretionary contributions for 2023.

8. **Subsequent Events**
   The Company did not have any subsequent events through January 29, 2024, which was the date the financial statements were available to be issued for events requiring recording or disclosure in the financial statements for the year ended December 31, 2023.

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2023

Determination of "SIPC NET Operating Revenues" and General Assessment for:

MEMBER NAME AMD CAPITAL LLC

SEC No. 8-65422

For the fiscal period beginning 1/1/2023 and ending 12/31/2023

1		Total Revenue (FOCUS Report – Statement of Income (Loss) – Code 4030)		$ 13,445,974.00
2		Additions:		
	a	Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	$ 0.00	
	b	Net loss from principal transactions in securities in trading accounts.	$ 0.00	
	c	Net loss from principal transactions in commodities in trading accounts.	$ 0.00	
	d	Interest and dividend expense deducted in determining item 1.	$ 0.00	
	e	Net loss from management of or participation in the underwriting or distribution of securities.	$ 0.00	
	f	Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit management of or participation in underwriting or distribution of securities.	$ 0.00	
	g	Net loss from securities in investment accounts.	$ 0.00	
	h	Add lines 2a through 2g. This is your **total additions**.		$ 0.00
3		Add lines 1 and 2h		$ 13,445,974.00
4		Deductions:		
	a	Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.	$ 0.00	
	b	Revenues from commodity transactions.	$ 0.00	
	c	Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	$ 0.00	
	d	Reimbursements for postage in connection with proxy solicitations.	$ 0.00	
	e	Net gain from securities in investment accounts.	$ 0.00	
	f	100% commissions and markups earned from transactions in (I) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	$ 0.00	
	g	Direct expenses of printing, advertising, and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	$ 0.00	
	h	Other revenue not related either directly or indirectly to the securities business.	$ 0.00	
		Deductions in excess of $100,000 require documentation		
5	a	Total interest and dividend expense (FOCUS Report - Statement of Income (Loss) - Code 4075 plus line 2d above) but not in excess of total interest and dividend income — $ 0.00		
	b	40% of margin interest earned on customers securities accounts (40% of FOCUS Report - Statement of Income (Loss) - Code 3960) — $ 0.00		
	c	Enter the greater of line 5a or 5b	$ 0.00	
6		Add lines 4a through 4h and 5c. This is your **total deductions**.		$ 0.00

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2023

7	Subtract line 6 from line 3. This is your **SIPC Net Operating Revenues.**			$ 13,445,974.00
8	Multiply line 7 by .0015. This is your **General Assessment.**			$ 20,168.00
9	Current overpayment/credit balance, if any			$ 0.00
10	General assessment from last filed 2023 SIPC-6 or 6A		$ 10,736.00	
11	a Overpayment(s) applied on all 2023 SIPC-6 and 6A(s)	$ 0.00		
	b Any other overpayments applied	$ 0.00		
	c All payments applied for 2023 SIPC-6 and 6A(s)	$ 10,736.00		
	d Add lines 11a through 11c		$ 10,736.00	
12	**LESSER** of line 10 or 11d.			$ 10,736.00
13	a Amount from line 8		$ 20,168.00	
	b Amount from line 9		$ 0.00	
	c Amount from line 12		$ 10,736.00	
	d Subtract lines 13b and 13c from 13a. This is your **assessment balance due.**			$ 9,432.00
14	Interest (see instructions) for 0 days late at 20% per annum			$ 0.00
15	**Amount you owe SIPC.** Add lines 13d and 14.			$ 9,432.00
16	Overpayment/credit carried forward (if applicable)			$ 0.00

SEC No.	*Designated Examining Authority*	*FYE*	*Month*
8-65422	DEA: FINRA	2023	Dec

MEMBER NAME AMD CAPITAL LLC
MAILING ADDRESS 2907 W WILSON AVE
CHICAGO, IL 60625

Subsidiaries (S) and predecessors (P) included in the form (give name and SEC number)

☑ By checking this box, you certify that you have the authority of the SIPC member to sign this form; that all information in this form is true and complete; and that on behalf of the SIPC member, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy

AMD CAPITAL LLC
(Name of SIPC Member)

ROBIN PIERCE ARMOUR
(Authorized Signatory)

1/6/2024
(Date)

robin@amdcapital.com
(e-mail address)

Completion of the "Authorized Signatory" line will be deemed a signature.

This form and the assessment payment are due 60 days after the end of the fiscal year.